UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69332

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Assetpoint Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 North 17th Street, Suite 1800
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William T. Bergin	703-292-3489	bbergin@intrafi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

8350 Broad Street	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Bergin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Assetpoint Financial, LLC _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RACHEL LEE SIPE
NOTARY PUBLIC
REGISTRATION # 7699599
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
OCTOBER 31, 2024

Signature:

Title:
Chief Compliance Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Assetpoint Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC
(the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
March 29, 2022

<h1 style="text-align:center">ASSETPOINT FINANCIAL, LLC</h1>

<p style="text-align:center">Statement of Financial Condition</p>

<p style="text-align:center">December 31, 2021</p>

Assets

Cash	$	1,077,897
Accounts receivable		36,653
Prepaid expenses		15,731
Fixed assets, net		15,087
Total assets	$	1,145,368

Liabilities and member's equity

Due to member		43,073
Other current liabilities		86
Total liabilities		43,159
Member's equity:		
Contributed capital		3,139,339
Accumulated deficit		(2,037,130)
Total member's equity		1,102,209
Total liabilities and member's equity	$	1,145,368

See accompanying notes to financial statements.

(1)   Summary of Significant Accounting Policies

(a)   Organization

Assetpoint Financial, LLC (Company or APF) was formed in the State of Delaware in July 2013 as a wholly owned subsidiary of IntraFi Network, LLC (IFN and or Member) formerly Promontory Interfinancial Network, LLC. IFN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. Nexus Buyer LLC is the sole member of IFN. Nexus Buyer LLC is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC. IFN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is not subject to the requirements of the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) because the Company's business activities are limited to those set forth in the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. The Company also offers a Repo Service that allows banks and other financial institutions to enter repurchase agreement transactions for themselves or as agents for their customers with one or more unaffiliated third-party securities dealers. APF performs agent duties in connection with the Repo Service, will not be party to any repo transaction, and does not at any time have custody of cash or securities in connection with the Repo Service. In 2021, all of APF's revenues were attributable to the Repo Service.

(b)   Use of Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated amounts.

(c) *Accounts Receivable*

Substantially all accounts receivable are expected to be collected within one year. Management monitors past due balances with clients and, for accounts where collectability is not probable, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2021, there is no allowance for uncollectible accounts.

(d) *Software Developed for Internal Use*

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software, up to five years. Such amounts are reported as fixed assets. Costs incurred in the project planning or post-implementation stages are expensed as incurred.

(e) *Going Concern*

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated losses for the last two years. The Company has obtained a commitment letter from IFN which indicates it will fund the Company's obligations through at least March 31, 2023.

(2) Income Taxes

The Company is a single-member limited liability company. No amounts related to income taxes have been recognized in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. IFN, the sole member of the Company, is also disregarded entity for income tax purposes. Nexus Buyer LLC, the sole member of IFN, is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC. Therefore, the members of Nexus Parent LLC, a partnership for tax purposes, would be responsible for recording the Company's net income (loss) on their income tax filings. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2021.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2021, the Company had net capital of $1,034,738, which was $1,029,738 in excess of its required capital of $5,000. The Company's aggregate indebtedness at December 31, 2021 was $43,159.

(4) Transactions with Affiliates

(a) Due to Member

The Company has a balance Due to Member of $43,073 as of December 31, 2021. During 2021, the Company reimbursed IFN for expenses incurred by the Company and paid by IFN on the Company's behalf. The December 31, 2021 ending balance of $43,073 was paid by the Company on February 4, 2022.

(5) Fixed Assets

Fixed assets at December 31, 2021 consist of capitalized software development costs of $1,332,722 and accumulated depreciation of $1,317,635 and is being depreciated on a straight-line basis over its estimated useful life of five years. In 2021 the Company recorded $121,128 of depreciation expense.

(6) Commitments and Contingencies

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(7) Subsequent Events

Subsequent to December 31, 2021 and through March 29, 2022, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.